Mail Stop 4561

January 26, 2007

Roy Israel
990 Stewart Avenue
First Floor
Garden City, NY 11530

      Re: **ClickNsettle.com, Inc.**
              Form 10-KSB for Fiscal Year Ended June 30, 2006
              Form 10-QSB for Fiscal Quarter Ended September 30, 2006
              File No. 000-21419

Dear Mr. Israel:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

      You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413 if you have questions.

                    Sincerely,

                    Cicely LaMothe
                    Accounting Branch Chief